AMEX, TSX Symbol: NG
News Release

NovaGold TSX Listed Warrants to Expire October 1, 2008

September 23, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) reminds holders of its TSX listed share purchase warrants (TSX: NG.WT) that all outstanding share purchase warrants will stop trading on Wednesday, October 1, 2008 at 9:00 am Pacific time (12:00 pm EST) and will expire that day at 4:30 pm Pacific time (7:30 pm EST). At the expiry time, all unexercised warrants will become void and of no effect and holders will have no further rights under such warrants. The share purchase warrants were issued pursuant to an equity financing dated October 1, 2003. Each share purchase warrant entitles the holder to purchase one common share of NovaGold for C$7.00.

Investors should contact their brokers for information or advice on the exercise of their warrants before the expiry date.

Warrant holders may also contact Elaine Sanders, Vice President, Finance & Corporate Secretary, with questions on the exercise of their warrants at any time prior to the time of expiry on October 1, 2008.

About NovaGold

NovaGold is a precious metals company focused on exploration, development and mining with mineral properties in Alaska and Western Canada. Production is scheduled for 2008 at the 100%-owned Nome Operations in Alaska, which includes the Rock Creek, Big Hurrah and Nome Gold deposits. NovaGold owns 50% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold (50%). The Company also owns 50% of the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco (50%). NovaGold has one of the largest resource bases of any junior or mid-tier level producing gold company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

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Contacts

Greg Johnson
Vice President, Strategic Development

Elaine Sanders
Vice President, Finance & Corporate Secretary

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding anticipated construction and production and other milestones the anticipated results of the Rock Creek mine, NovaGold’s future operating or financial performance, and estimates of production, reserves and resources are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in environmental compliance and at the Rock Creek project; the need for cooperation of government agencies and native groups in the development and operation of the Rock Creek property; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in ore grades or recovery rates or cost increases, fluctuations in metal prices and currency exchange rates, and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update forward looking statements of management beliefs, opinions, projections, or other factors should they change.